Exhibit 99.2

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Our business offering consists of two main categories: (i) OTC pharmaceutical cross-border e-commerce supply chain services, primarily conducted through our Hong Kong subsidiary, Joint Cross Border, which we refer to as the “Supply Chain Services” and (ii) OTC pharmaceutical cross-border procurement and distribution, primarily conducted through our Hong Kong subsidiary, V-Alliance, which we refer to as the “Procurement and Distribution”. Based in Hong Kong, Joint Cross Border has established itself as a leading provider of third-party supply chain services in Mainland China’s OTC pharmaceutical cross-border e-commerce market. As cited in our previously submitted 20-F, we ranked first in this sector by revenue in 2022, according to industry research conducted by Frost & Sullivan.

Through our engagement with OTC pharmaceutical suppliers, logistics companies, and merchants who operate stores on Chinese e-commerce platforms, Joint Cross Border offers a convenient one-stop solution for Mainland Chinese customers who wish to access OTC pharmaceutical products outside Mainland China. Joint Cross Border’s offering includes a comprehensive array of services, such as pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting OTC pharmaceutical products to the HKDOH, obtaining import and export permits and clearances, storing products at warehouses, packaging, and arranging for logistics and end-to-end delivery services for consumers. In addition to providing supply chain services, leveraging our expertise in overseas OTC pharmaceutical products, V-Alliance procures these products and sells them directly to merchants on established Chinese e-commerce platforms as well as pharmaceutical distributors.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	Our ability to maintain a competitive value proposal for our products and services.

●	Our ability to maintain our key customer.

●	Our ability to launch successful marketing and sales activities to sell our products.

●	Our ability to adapt our supply chain at any time to improve our competitiveness.

●	Our ability to obtain maximum financial resources at the best possible price.

●	The evolution of economic and political factors in global markets that may affect the demand for our products as well as financial costs.

●	Alteration of the supply chain that may result in a variance in product purchasing and transportation costs.

5.A. Operating Results

Comparison of Six Months Ended September 30, 2025 and 2024

	For the six months ended September 30
	2025	2024	Increase/(decrease)
	$	$	$	%
Revenues
Supply Chain Services	4,524,866	6,329,678	(1,804,812)	(29)
Procurement and Distribution	2,609,787	4,759,301	(2,149,514)	(45)
Consignment sales and other revenue	2,487	2,210	277	13
Total Revenue	7,137,140	11,091,189	(3,954,049)	(36)
Cost of revenues	(6,206,376)	(9,185,586)	2,979,210	(32)
Gross Profit	930,764	1,905,603	(974,839)	(51)
Selling, general and administrative expenses	(724,617)	(881,120)	156,503	(18)
Other income and other gain/(losses), net	28,172	2,555	25,617	1,003
Finance cost – net	(62,517)	(48,176)	(14,341)	30
Profit before income taxes	171,802	978,862	(807,060)	(82)
Income tax expense	(18,067)	(150,303)	132,236	(88)
Net Profit for the period	153,735	828,559	(674,824)	(81)

Revenue. The principal activities of the Company for the six months ended September 30, 2025 and 2024 were Supply Chain Services and Procurement and Distribution. Our total revenues for the six months ended September 30, 2025 and 2024 was $7,137,140 and $11,091,189, respectively, representing a decrease of 36%. The decrease was mainly due to decreases in revenue from Supply Chain Services and Procurement and Distribution of $1,804,812 and $2,149,514, respectively.

Revenue from Supply Chain Services decreased by $1,804,812, or 29%, to $4,524,866 for the six months ended September 30, 2025 from $6,329,678 for the six months ended September 30, 2024. This decrease was primarily attributable to increased market competition, as more competitors entered the market and captured a portion of our market share compared with the six months ended September 30, 2024. Revenue from Supply Chain Services accounted for 63% of our total revenues for the six months ended September 30, 2025, as compared to 57% for the six months ended September 30, 2024.

Revenue from Procurement and Distribution decreased by $2,149,514, or 45%, to $2,609,787 for the six months ended September 30, 2025 from $4,759,301 for the six months ended September 30, 2024. This decrease was primarily attributable to increased market competition, as more competitors entered the market and captured a portion of our market share compared with the six months ended September 30, 2024. Revenue from Procurement and Distribution accounted for 37% of our total revenues for the six months ended September 30, 2025, as compared to 43% for the six months ended September 30, 2024.

Consignment sales and other revenues represent the revenue from consignment sales and sales of packing materials and sample products. For the six months ended September 30, 2025 and 2024, the revenue of this segment represent sales of packing materials and sample products.

Cost of revenues. Cost of revenue mainly comprise the cost of products purchased, cost of packing material, transportation cost, warehouse leasing cost, employee compensation, compensation cost for loss of goods, outsourcing packing cost, and other direct costs.

Our cost of revenues decreased by $2,979,210, or 32%, to $6,206,376 for the six months ended September 30, 2025 from $9,185,586 for the six months ended September 30, 2024. Such decrease was mainly due to decrease of cost of product, cost of packing materials and storage cost which are generally in line with the decrease   of revenue by 36% in the six months ended September 30, 2025. However, most fixed costs, including storage and labor expenses, did not decline proportionately with revenue, which caused the gross profit margin to decrease from 17% for the six months ended September 30, 2024 to 13% for the six months ended September 30, 2025.

Selling, general and administrative expenses Our selling, general and administrative expenses comprise primarily employee compensation, depreciation and amortization, outsourcing service fees, professional expenses, utility expenses and other office expenses.

Our selling, general and administrative expenses decreased by $156,503, or 18% to $724,617 for the six months ended September 30, 2025 from $881,120 for the six months ended September 30, 2024. The decrease was mainly attributable to reduced expenses corresponding to the decline in revenue during the six months ended September 30, 2025.

Other income and other gains (losses), net  Our other income primarily consists of government grants. Other gains primarily consist of foreign currency exchange loss, penalties, revaluation gain (loss) on financial instruments and gain on disposal of subsidiaries or property and equipment. Other income and other gains, net increased by $25,617 to $28,172 for the six months ended September 30, 2025 from $2,555 for the six months ended September 30, 2024. The other income and other gains during the six months ended September 30, 2025 mainly included the revaluation gain on investment funds of $33,592, government grant of $1,468, gain on disposal of scraps and others of $3,838, offset by foreign currency exchange loss of $10,726. The other income and other gains during the six months ended September 30, 2024 mainly included foreign currency exchange gain of $1,751 and gain on disposal of scraps and others of $804.

Finance cost, net. Finance cost, net represent the interest expenses for operating lease liability and interest for short-term loans, long-term bank loans and payable, offset by interest income from bank deposit. Our finance cost, net increased by $14,341, or 30% to $62,517 for the six months ended September 30, 2025 from $48,176 for the six months ended September 30, 2024. Such increase was primarily due to the increase of average balance of short-term bank loans and long-term bank loans.

Income tax expense. We recorded income tax expenses of $18,067 for the six months ended September 30, 2025, as compared to $150,303 for the six months ended September 30, 2024, representing a decrease of $132,236 or 88%. The decrease in the income tax expense was mainly resulted from decrease of profit before tax.

Net profit. Net profit for the six months ended September 30, 2025 and 2024 was $153,735 and $828,559, respectively, a decrease of $674,824, or 81%. The decrease of net profit was primary due to decrease of gross profit of $974,839 offset by decrease of selling and administrative expenses of $156,503, increase of other income and other gains (losses) net of $25,617, and decrease of income tax expense of $132,236 as explained above.

5.B. Liquidity and Capital Resources

As of September 30, 2025, we had cash and cash equivalents of $190,912.   To date, we have financed our operations primarily through capital contributions from our shareholders, cash generated from operations and bank borrowings, and funds received from our initial public offering.

While the Company recorded an operating cash outflow of $244,017 for the six months ended September 30, 2025, it generated a net profit of $153,735 during the same period, with working capital amounting to $5,831,411 as of September 30, 2025. Given the Company’s profitability and solid working capital position, management believes that its existing cash and cash flows from operations will be sufficient to fund its anticipated operating and expansion requirements for at least the next 12 months.   We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table sets forth a summary of our cash flows for the periods presented:

	For the six months ended September 30,
	2025	2024
Cash Flows (used in) provided by operating activities	$(244,017)	$753,119
Cash Flows used in investing activities	(42,499)	(106,343)
Cash Flows used in financing activities	(269,554)	(912,023)
Effect of exchange rates changes on cash	(1,680)	3,381
Net change in cash during the period	$(557,750)	$(261,866)

Operating Activities

For the six months ended September 30, 2025, the Company recorded a net cash used in operating activities of $244,017, a significant reversal from the net cash provided by operating activities of $753,119 for the six months ended September 30, 2024. This shift was primarily driven by a confluence of operating asset and liability movements, partially offset by non-cash charges, net profit during the period and modest positive working capital adjustments. The net profit supported the cash inflow decreased from $828,559 for the six months ended September 30, 2024 to $153,735 in the six months ended September 30, 2025. The non-cash items that supported cash flow in 2025 included depreciation and amortization of $47,392, amortization of right-of-use (ROU) assets of $412,272, and an unrealized fair value gain on investment funds of $33,592 (a non-cash item that reduced the cash flow adjustment compared to 2024’s nil). Partially offsetting these non-cash inflows were unfavorable changes in core operating assets: trade receivables increased by $435,868, inventories rose by $33,330, and other receivables and prepayments expanded by $227,595, trade and other payables also decreased by $592,085, all of which tied up operating cash in 2025. Positive working capital adjustments in 2025 included a $402,913 increase in contract liabilities, an $18,067 rise in taxes payable, and a net $44,074 favorable change in amounts due from/to related parties, which partially mitigated the negative cash flow impacts. In the six months ended September 30, 2024, apart from the aforementioned net profit effect, the Company’s positive operating cash flow was further supported by favorable inventory movement (a $382,651 decrease), a $372,673 increase in trade and other payables, a $124,689 rise in taxes payable, and non-cash charges including depreciation and amortization of $34,052 and ROU asset amortization of $407,886, partially offset by a $1,148,824 increase in trade receivables and a $94,476 rise in other receivables and prepayments.

Investing Activities

Net cash used in investing activities totaled $42,499 for the six months ended September 30, 2025, compared to $106,343 for the same period in 2024, a reduction in cash outflows driven by lower capital expenditures across all long-term asset categories. In 2025, the Company incurred $35,433 in additions to property, plant and equipment and $7,066 in additions to intangible assets, while 2024 saw higher outlays of $41,035 for property, plant and equipment and $65,308 for intangible assets, reflecting a slowdown in the Company’s capital investment activity in the six months ended September 30, 2025.

Financing Activities

For the six months ended September 30, 2025, net cash used in financing activities was $269,554, compared to $912,023 in net cash used in financing activities for the six months ended September 30, 2024, a meaningful reduction in cash outflows due to the absence of significant deferred IPO cost payments and a net inflow from related party loans in 2025 (offset by continued debt and lease liability repayments). In 2025, the Company repaid $184,350 in bank loans and $420,166 in lease liabilities (net), and repaid $12,506 in loans to related parties, partially offset by a $347,468 inflow from loans obtained from related parties; there were no shareholder capital contributions or deferred IPO cost payments in 2025. In 2024, the Company’s financing cash outflows were amplified by a $443,992 payment for deferred IPO costs, $106,408 in bank loan repayments, $392,395 in net lease liability repayments, and $226,679 in loan repayments to related parties, partially offset by a $250,000 capital contribution from shareholders and a modest $7,451 inflow from related party loans.

The effect of foreign exchange rate changes on cash was a $1,680 outflow in 2025, compared to a $3,381 inflow in 2024, reflecting unfavorable movements in the Hong Kong dollar against the U.S. dollar (the Company’s reporting currency) in the 2025 period. Combined with the cash flows from operating, investing and financing activities, the Company recorded a net decrease in cash of $557,750 for the six months ended September 30, 2025, versus a net decrease of $261,866 in 2024. Cash and restricted cash at the end of the period declined to $191,371 as of September 30, 2025, from $365,391 as of September 30, 2024, primarily driven by the negative operating cash flow in the 2025 period and ongoing debt and lease liability repayments.

Capital Expenditures

We made capital expenditures of $42,499 and $106,343 in the six months ended September 30, 2025 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchase of equipment and intangible assets. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Holding Company Structure

Cellyan Biotechnology Co., Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong. As a result, Cellyan Biotechnology Co., Ltd’s ability to pay dividends depends upon dividends paid by our Hong Kong Subsidiaries. If our existing Hong Kong Subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” in our previously filed 20-F.

5.D. Trend Information

Other than as disclosed elsewhere in our previously filed 20-F, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates

The preparation of our financial information requires management to make estimates, judgments and assumptions concerning the future. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

For a summary of all of our material accounting policies information, see Note 3, Note 4 and Note 5 to our audited consolidated financial statements as of March 31, 2025 and 2024 and for the years ended March 31, 2025, 2024 included elsewhere in our previously filed 20-F.

Impairment Losses

Impairment losses are based on an assessment of the investment or long-lived assets’ ability to generate future cash flows when there is evidence that these assets may be impaired. The calculation of the amount of impairment loss are based on estimates made by management when applying broad accounting principles governing the accounting for these assets. The determination of these estimates requires judgment by management. The final outcome may differ from the original estimates made by management, which may impact the carrying value of the assets which management has determined to be impaired and charged to the Company’s profit loss during the period.

Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Income Tax

The Company has exposure to income taxes in two jurisdictions. Significant judgment is involved in determining the Company’s provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and differed tax provisions in the period in which such determination is made. The carrying amount of the Company’s income tax payable as at September 30, 2025 amounted to $123,184.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 2 and Level 3 assets.

Depreciation of property, plant and equipment and amortization of intangible assets

As described in Note 5 of the condensed consolidated financial statements, the costs of property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over the assets’ estimated useful lives. Management estimates the useful lives of these property, plant and equipment, and intangible assets to be within 5 years. These are the common life expectancies applied in the same industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation or amortization charges could be revised.

Impairment of non-financial assets

Property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating-unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognized in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

Lease

We utilize operating leases to finance our warehouse, administrative offices and employees’ dormitories. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. In accordance with the IFRS 16, we had $0.6 million in operating lease liabilities and $0.6 million in related right-of-use assets on the balance sheet as of September 30, 2025; we had $0.5 million in operating lease liabilities and $0.5 million in related right-of-use assets on the balance sheet as of March 31, 2025. The weighted-average remaining lease term of all operating leases outstanding at September 30, 2025 and March 31, 2025 was 14.0 months and 10.7 months, respectively.

Our leases generally contain options to extend or terminate the lease. We reevaluate our leases on a regular basis to consider the economic and strategic incentives of exercising the renewal options, and how they align with our operating strategy. Therefore, substantially all the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability as the options to extend are not reasonably certain at lease commencement. Short-term leases with an initial term of 12 months or less are not recognized in the right-to-use asset and lease liability on the consolidated statements of financial position.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and our incremental borrowing rate, which approximates the rate at which we would borrow, on a collateralized basis, over the term of a lease in the applicable currency environment. The interest rate implicit in the lease is generally not determinable in transactions where we are the lessee.

Allowance for expected credit losses

The calculation of the Company’s expected credit loss allowances and provisions against trade receivables, under IFRS 9 requires the Company to make a number of judgements, assumptions and estimates. The expected outcome may be different from the original estimate, and such difference will impact carrying value of trade receivables and doubtful debt expenses in the period in which such estimate has been charged.

Critical judgements include:

●	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated

●	Establishing the criteria for a significant increase in credit risk (SICR)

●	The individual assessment of material cases and the use of judgmental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models

Key source of estimation uncertainty includes:

●	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

In accordance with the contracts, when the goods or services are delivered, the customers are due to pay the full amount of revenue. However, most customers may postpone paying the outstanding balance in one or two months after acceptance of the goods or services. In general, if a receivable’s ageing is more than 1 year, it is very possible to be uncollectable or with certain disputes. As such, the management will examine all balances longer than 1 year and distinguish which are in special events to be not collectable. The Company determines that any receivables with ageing longer than 2 year or any receivables identified by the management with special events to be uncollectable are deemed to be uncollectable and need to be written off.

As of September 30, 2025 and March 31, 2025, the Company has not identified any receivables that need to be written-off. As such, no allowance on expected credit loss is considered as of September 30, 2025 and March 31, 2025.

Share-based payments

The Company measures the share-based payments value, by reference to the fair value of the equity instruments granted. As no active market for the Company’s equity value, the Company used discounted cash flow analyses for valuing the fair value and made estimates about expected future cash flows and credit spreads. Interest rate spreads, credit spreads, earnings multiples and interest rate volatility are the key sources of estimation, which may takes significant impact on the value of the share-based payments.

Lease liability

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company’s specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar environment. The Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.